SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 31, 1996

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1996 and 1995.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1996.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1996.


                                     Exhibit
                                     -------

Designation                    Description                   Method of Filing
-----------                    -----------                   ----------------

Exhibit 23                 Consent of Coopers            Filed with this Report.
                            & Lybrand L.L.P.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                     SAVINGS AND STOCK INVESTMENT PLAN
                                       FOR SALARIED EMPLOYEES


                                     By: /s/Glen Anderson
                                        ----------------------------------
                                        Glen Anderson, Chairman
                                        Savings and Stock Investment
                                        Plan for Salaried Employees Committee



June 27, 1997

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23             Consent of Coopers & Lybrand  L.L.P.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Index of Financial Statements and Supplemental Schedules

                                                                          Pages


Report of Independent Accountants.............................................2



Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1996 and 1995....................................3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1996.......................4

     Notes to Financial Statements.........................................5-12



Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
           December 31,1996...............................................13-14

     Item 27d - Reportable Transactions for the Year Ended
          December 31, 1996..................................................15

Report of Independent Accountants


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying statement of net assets available for plan benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




/s/Coopers & Lybrand L.L.P.

Detroit, Michigan

June 6, 1997

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995


             ASSETS                         1996                     1995
                                      ----------------        -----------------

Investments, at fair value            $  6,882,843,309         $  5,318,806,208
Loan funds receivable                      144,371,616              125,636,605
Deposits with insurance companies
 under group contracts                     445,766,681              591,574,100
                                       ---------------          ---------------
       Total assets                    $ 7,472,981,606          $ 6,036,016,913
                                       ===============          ===============





            LIABILITIES AND PLAN EQUITY

Employee stock ownership plan,
 loan payable                              $143,567,834             -

Employee stock ownership plan,
 interest payable                             1,013,776              -
                                         --------------      ------------------

       Total liabilities                 $  144,581,610              -
                                         --------------      ------------------


       Net assets available
       for plan benefits                 $ 7,328,399,996        $ 6,036,016,913
                                         ===============        ===============


The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996

                                                  Stable
                                     Ford         Value        Interest        Common
                                    Stock         Income        Income         Stock         Income      International
                                     Fund          Fund          Fund           Fund         Funds          Funds
                                 ------------- ------------  -------------  ------------   -----------  --------------
Interest and dividend income     $ 163,707,276 $ 35,048,785  $  37,538,192  $        740   $ 2,290,532  $    3,598,534

Net appreciation (depreciation)
   in fair value of investments   385,044,383                     (194,952)  160,618,017     1,374,398       4,738,663
Loan repayment (principal)          9,614,859                   41,849,540     2,142,777       389,655         477,327
Loan repayment (interest)           2,378,027                    6,787,038       520,922        82,910          83,892
Employee contributions             35,947,174                    6,261,072     8,348,837       920,322         955,575
Company contributions on behalf
   of employees                   116,616,363                   26,684,046    39,314,476     5,335,960       6,808,637
Company matching                  157,946,184
Transfer in (out) from Ford
    Credit plan                   152,285,870    23,258,299     19,338,703                   7,938,416       2,705,308

Withdrawl of participants'       (200,226,002)  (32,491,907)   (61,017,431)  (39,567,500)   (3,354,018)     (1,436,607)
accounts
Net transfers between funds      (472,981,980) (171,622,596)   219,025,524  (110,721,405)   15,604,213      69,855,989
Loan funds transferred (out) in   (29,811,908)                 (18,863,527)  (10,387,833)   (1,308,166)       (840,720)
Interest expense                  (16,788,353)
                                 ------------- ------------- -------------- ------------- ------------- ---------------
Net increase (decrease) in plan
    equity for the year           303,731,893  (145,807,419)   277,408,205    50,269,031    29,274,222      86,946,598

Net assets available for plan
  benefits, beginning of year    3,614,606,487  591,574,100    516,679,431   889,644,400    60,553,452      18,995,766
                                 ------------- ------------- -------------- ------------- ------------- ---------------

Net assets available for plan
  benefits, end of year         $3,918,338,380 $ 445,766,681  $ 794,087,636 $ 939,913,431 $  89,827,674  $  105,942,364
                                ============== =============  ============= ============= =============  ==============

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996, Continued

                                                                Growth
                                    Asset                         and
                                  Allocation      Growth        Income          Loan
                                     Fund          Fund          Funds          Fund         Total
                                 ------------  ------------   ------------  ------------  ------------
Interest and dividend income      $ 1,753,049  $ 47,517,829   $ 11,615,398                $303,070,335

Net appreciation (depreciation)
   in fair value of investments       762,800    17,024,140     23,071,248                 592,438,697
Loan repayment (principal)            104,964     3,214,039        845,772  $(58,638,933)       -
Loan repayment (interest)              26,218       631,075        187,210                  10,697,292
Employee contributions                338,866     6,060,417      2,127,295                  60,959,558
Company contributions on behalf
   of employees                     2,107,847    43,600,406     12,781,668                 253,249,403
Company matching                                                                           157,946,184
Transfer in (out) from Ford
    Credit plan                       544,887    52,346,366     20,621,043     8,110,134   287,149,026

Withdrawl of participants'           (627,244)  (10,551,109)    (5,353,162)   (1,714,079) (356,339,059)
accounts
Net transfers between funds        12,576,828   263,527,188    174,736,239                       -
Loan funds transferred (out) in      (308,249)   (7,411,499)    (2,045,987)    70,977,889        -
Interest expense                                                                           (16,788,353)
                                 ------------  ------------   ------------  ------------- --------------
Net increase (decrease) in plan
    equity for the year            17,279,966   415,958,852    238,586,724     18,735,011  1,292,383,083

Net assets available for plan
  benefits, beginning of year       7,998,674   158,208,652     52,119,346    125,636,605   6,036,016,913
                                  ----------- -------------   -----------   ------------  --------------
Net assets available for plan
  benefits, end of year           $25,278,640  $574,167,504   $290,706,070   $144,371,616  $7,328,399,996
                                  ===========  ============   ============   ============  ==============

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Notes to Financial Statements


    1. Description of the Plan:

       The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

       a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       b. Eligibility: With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan twelve months after their original date of hire. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       c. Contributions: The Plan has both a Pre-Tax Program and an After-Tax Program. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan and Flexible Compensation Account program, with a contribution in an amount corresponding to each reduction made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income and are classified as Company contributions on behalf of employees. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base monthly salaries to the Plan on an after-tax basis. These after-tax contributions are classified as employee contributions. The investment programs are the same for all savings contributions.

          Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of contributions up to 10 percent of participants' base salaries. All Company matching contributions are invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Profit Sharing Plan and Flexible Compensation Account Program are not eligible for the Company match.

       d. Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       e. Vesting and Distributions: Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions
          (Ford Stock Fund) are accounted for separately.

          Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts and all future contributions vest when made.

          Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship.

       f. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program at December 31, 1996, are as follows:

                                                                   Participants

            Ford Stock                                                   58,713
            Stable Value Income Fund                                     21,321
            Interest Income Fund                                         28,845
            Common Stock Fund                                            22,661
            Other                                                        88,908

          Participants may elect to contribute to the Stable Value Income Fund which invests in contracts with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent and mature on June 30, 1998. Contributions to the Stable Value Income Fund in 1994 were placed with the Prudential Insurance Company of America at an annual effective interest rate of 4.94 percent and mature on June 30, 1997.
          Effective June 30, 1996, assets in the Stable Value Income Fund for 1993 were transferred to other investment programs including the Interest Income Fund based on participants' elections. The Stable Value Income Fund was eliminated as an investment option for participant contributions effective January 1, 1996. Upon maturity of the underlying investment contracts, participants must transfer their assets to other investment programs.

       f. Investment Programs and Participation, continued: Details of investments held as of December 31, 1996 are set forth in Supplemental Schedule Item 27a - Schedule of Assets Held for Investment Purposes.

       g. Transfer of Assets: The Plan permits the transfer of assets among investment programs, with certain restrictions related to transfers to/from the Stable Value Income Fund.

       h. Loans: The Plan permits loans to participants from their Pre-Tax Program accounts with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       i. Mergers: Effective January 1, 1996, the Ford Credit Savings Plan, a benefit plan for a subsidiary of the Company, was merged into the Plan. As a result, net assets of $287,149,026 were transferred into the Plan.



    2. Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

       c. Contributions: Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

       d. Payment of Benefits:  Benefits are recorded when paid.

       e. Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       g. Other: Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

          The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          The Ford Stock Fund, the Stable Value Income Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan net assets at December 31, 1996 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan net assets, are combined based on investment objectives into the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.

          Certain amounts in the previously issued 1995 financial statements have been reclassified to conform with the current year presentation.



    3. Forfeitures and Plan Administration Expenses:

       The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. For the year ended December 31, 1996, participant forfeitures amounted to approximately $270,000, of which approximately $30,000 was used to pay plan administrative expenses.

    4.Employee Stock Ownership Plan:

       Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time, including all shares allocated to participants' accounts and shares held in an ESOP suspense account, and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

       The Plan obtained loans from the Company to purchase shares of Company stock for quarterly distribution. Loans totaling $250,755,942 and $20,968,951 were obtained in January 1996 and July 1996, respectively. The January 1996 loan is payable in 8 equal quarterly installments of $34,129,280 beginning March 1, 1996. The loan obtained in July 1996 is payable in 6 equal quarterly installments of $3,707,258 beginning September 3, 1996.

       The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. The Plan held 4,803,833 unallocated ESOP shares as of December 31, 1996. There were no unallocated ESOP shares as of December 31, 1995.

       Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

The following highlights certain ESOP activity:
                                                                       1996
                                                                       Loan
                                                                     Activity
                                                                 --------------
Shares purchased with loan cash                                       9,390,376
Cost of shares purchased with loan cash                           $ 271,724,893
Loan principal paid                                                 128,157,059
Loan interest paid and accrued                                       16,788,353

5.       Asset Value Per Fund Unit:

       The number of units and the asset value per unit of the Plan's investments at December 31, 1996 are as follows:

                                                                        Asset
                                                         Number         Value
                                                        of Units       Per Unit
                                                       -----------     ---------
   Stable Value Income Fund:
     John Hancock Mutual Life Insurance Company        317,425,651        $ 1.00
     The Prudential Insurance Company of America       128,341,030          1.00
  Interest Income Fund                                 794,087,636          1.00
  T. Rowe Price Spectrum Growth Fund                       597,389         15.13
  Scudder International Fund                                99,494         47.56
  Vanguard Life Strategy Conservative Fund                  74,664         12.14
  T. Rowe Price Spectrum Income Fund                       684,527         11.20
  Scudder International Bond Fund                          175,046         11.20
  Vanguard Life Strategy Moderate Fund                     164,358         12.97
  T. Rowe Price New Horizons Fund                        3,323,210         21.77
  Scudder Global Fund                                      170,540         28.80
  Vanguard Life Strategy Growth Fund                       197,312         13.68
  T. Rowe Price International Stock Fund                 2,206,772         13.80
  Scudder International Discovery Fund                     178,551         19.95
  Vanguard Index Trust 500 Fund                          1,331,753         69.16
  T. Rowe Price International Discovery Fund               106,345         16.22
  Scudder Income Fund                                      185,646         13.15
  Vanguard Index Trust Value Fund                          302,878         17.02
  T. Rowe Price New Asia Fund                            1,183,155          9.26
  Scudder Growth and Income Fund                           470,450         23.23
  Vanguard Index Trust Growth Fund                         780,931         16.91
  T. Rowe Price High Yield Fund                            949,730          8.34
  Scudder Greater Europe Growth Fund                       528,033         18.08
  Vanguard Explorer Fund                                   100,951         53.83
  T. Rowe Price New Era Fund                               235,533         26.06
  Scudder Japan Fund                                       287,655          8.33
  Vanguard Trustees International Fund                      75,012         27.54

5.       Asset Value Per Fund Unit:
                                                                        Asset
                                                         Number         Value
                                                        of Units       Per Unit
                                                       ----------      --------
  T. Rowe Price Latin America Fund                        707,885         $8.26
  Wells Fargo Bond Fund                                 3,382,785         12.81
  Ford Stock Fund                                     379,316,397         10.33
  Comerica Common Stock Fund                           23,971,268         39.21
  Fidelity Fund                                           470,887         24.70
  Fidelity Puritan Fund                                   940,421         17.24
  Fidelity Trend Fund                                      12,638         56.81
  Fidelity Magellan Fund                                1,341,875         80.65
  Fidelity Contra Fund                                  3,680,904         42.15
  Fidelity Equity Income Fund                             722,457         42.83
  Fidelity Growth Company Fund                          2,024,635         40.46
  Fidelity Investment Grade Bond Fund                   1,839,116          7.12
  Fidelity Growth and Income Portfolio                  3,174,187         30.73
  Fidelity Value Fund                                     710,003         51.54
  Fidelity Government Securities Fund                     702,214          9.69
  Fidelity Retirement Growth Fund                         558,934         17.29
  Fidelity Overseas Fund                                  441,723         30.84
  Fidelity Europe Fund                                    216,537         26.61
  Fidelity Pacific Basin Fund                             203,960         14.70
  Fidelity Real Estate Investment Portfolio               513,774         18.03
  Fidelity Balanced Fund                                  113,024         14.08
  Fidelity International Growth/Income Fund               120,814         19.55
  Fidelity Capital Appreciation Fund                      238,697         17.64
  Fidelity Canada Fund                                     24,021         17.62
  Fidelity Utilities Fund                                 350,708         16.91
  Fidelity Asset Manager Fund                             566,113         16.47
  Fidelity Worldwide Fund                                 616,623         15.39
  Fidelity Stock Selector Fund                            791,638         23.85
  Fidelity Asset Manager Growth Fund                      455,929         16.35
  Fidelity Asset Manager Income Fund                      237,980         11.61
  Fidelity Dividend Growth Fund                         2,357,572         20.09
  Fidelity New Markets Income Fund                        457,551         12.96
  Fidelity Global Balanced Fund                            27,352         13.36
  Fidelity Small Capital Stock Fund                       694,141         13.56
  Fidelity Global Bond Fund                                69,563          9.72

    6..Tax Status:

       The Internal Revenue Service has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



    7..Plan Termination:

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.



    8..Other:

       Differences between the data shown on pages 3 and 4 of this report and the 1996 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.



    9..Subsequent Events:

       Effective January 2, 1997, the Jaguar Cars 401(k) Savings Plan, a benefit plan for a subsidiary of the Company, was merged into the Plan. As a result, net asset of approximately $2 million were transferred into the Plan.

       Effective February 28, 1997, net assets of approximately $68 million were transferred into the Plan from the USL Capital Corporation Retirement Plan, a benefit plan for a former subsidiary of the Company.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

                                                            (c)
                      (b)                        Description of Investment,
           Identity of Issuer                     Including Maturity Date,                                           (e)
           Lessor, Borrower                     Rate of Interest, Collateral,                   (d)                Current
(a)        or Similar Party                         Par or Maturity Value                       Cost                Value
---        ---------------------     -----------------------------------------------        --------------       -------------
           The Prudential Insurance
              Company of America     6/30/97 Maturity, 4.94% interest rate                   $  128,341,030      $ 128,341,030
           John Hancock Mutual
            Life Insurance Company   6/30/98 Maturity, 8.07% interest rate                      317,425,651        317,425,651
           Fidelity Investments      Interest Income Fund, 794,087,636 shares                   794,087,636        794,087,636
           Fidelity Investments      T. Rowe Price Spectrum Growth Fund, 597,389 shares           8,958,436          9,038,503
           Fidelity Investments      Scudder International Fund, 99,494 shares                    4,557,603          4,731,929
           Fidelity Investments      Vanguard Life StrategyConservative Fund, 74,664 shares         904,431            906,416
           Fidelity Investments      T. Rowe Price Spectrum IncomeFund, 684,527 shares            7,661,300          7,666,708
           Fidelity Investments      Scudder International Bond Fund,175,046 shares               1,963,917          1,960,511
           Fidelity Investments      Vanguard Life Strategy ModerateFund, 164,538 shares          2,048,111          2,131,720
           Fidelity Investments      T. Rowe Price New Horizons Fund,3,323,210 shares            74,441,620         72,346,284
           Fidelity Investments      Scudder Global Fund, 170,540shares                           4,819,342          4,911,550
           Fidelity Investments      Vanguard Life Strategy Growth Fund, 197,312 shares           2,582,412          2,699,223
           Fidelity Investments      T. Rowe Price International StockFund, 2,206,772 shares     28,778,696         30,453,457
           Fidelity Investments      Scudder International DiscoveryFund, 178,551 shares          3,531,014          3,562,084
           Fidelity Investments      Vanguard Index Trust 500 Fund, 1,331,753 shares             82,445,871         92,104,054
           Fidelity Investments      T. Rowe Price International Discovery Fund, 106,345 shares   1,689,795          1,724,923
           Fidelity Investments      Scudder Income Fund, 185,646shares                           2,482,821          2,441,250
           Fidelity Investments      Vanguard Index Trust Value Fund,302,878 shares               4,781,269          5,154,986
           Fidelity Investments      T. Rowe Price New Asia Fund, 1,183,155 shares               10,488,763         10,956,011
           Fidelity Investments      Scudder Growth and Income Fund, 470,450 shares              10,363,533         10,928,550
           Fidelity Investments      Vanguard Index Trust Growth Fund, 780,931 shares            12,306,966         13,205,545
           Fidelity Investments      T. Rowe Price High Yield Fund, 949,730 shares                7,793,907          7,920,746
           Fidelity Investments      Scudder Greater Europe Growth Fund, 528,033 shares           8,896,743          9,546,845
           Fidelity Investments      Vanguard Explorer Fund, 100,951 shares                       5,473,591          5,434,216
           Fidelity Investments      T. Rowe Price New Era Fund, 235,533 shares                   6,125,659          6,137,990
           Fidelity Investments      Scudder Japan Fund, 287,655 shares                           2,665,666          2,396,166
           Fidelity Investments      Vanguard Trustees International Fund, 75,011 shares          2,323,786          2,065,817
           Fidelity Investments      T. Rowe Price Latin America Fund, 707,885 shares             5,632,224          5,847,130
           Wells Fargo Institutional
                   Trust Company     Bond Fund, 3,382,785 shares                                  37,531,739        43,333,480
           Ford Motor Company        Ford Stock Fund, 379,316,397 shares                       2,572,598,800     3,918,338,380
           Comerica Bank, N. A.      Common Stock Fund, 23,971,268 shares                        439,677,576       939,913,431
           Fidelity Investments      Fidelity Fund, 470,887 shares                                11,211,908        11,630,900
           Fidelity Investments      Fidelity Puritan Fund, 940,421 shares                        16,118,228        16,212,850
           Fidelity Investments      Fidelity Trend Fund, 12,638 shares                              715,419           717,965
           Fidelity Investments      Fidelity Magellan Fund, 1,341,875 shares                    109,416,093       108,222,216
           Fidelity Investments      Fidelity Contra Fund, 3,680,904 shares                      145,990,039       155,150,091
           Fidelity Investments      Fidelity Equity Income Fund, 722,457 shares                  29,098,617        30,942,846
           Fidelity Investments      Fidelity Growth Company Fund, 2,024,635 shares               75,307,157        81,916,747
           Fidelity Investments      Fidelity Investment Grade Bond Fund, 1,839,116 shares        13,332,998        13,094,506
           Fidelity Investments      Fidelity Growth and Income Portfolio, 3,174,187 shares       90,836,702        97,542,767


Ford Motor Company Savings and Stock Investment Plan for
Salaried Employees Item 27a - Schedule of Assets Held for
Investment Purposes, Continued
                                                    (c)
                   (b)                   Description of Investment,
           Identity of Issuer,            Including Maturity Date,                                                       (e)
            Lessor, Borrower            Rate of Interest, Collateral,                                 (d)               Current
(a)        or Similar Party                 Par or Maturity Value                                     Cost               Value
---        --------------------     --------------------------------------------                  -------------       ------------
           Fidelity Investments     Fidelity Value Fund, 710,003 shares                            $ 37,289,560       $ 36,593,575
           Fidelity Investments     Fidelity Government Securities Fund, 702,214 shares               6,919,369          6,804,457
           Fidelity Investments     Fidelity Retirement Growth Fund, 558,934 shares                  10,391,169          9,663,971
           Fidelity Investments     Fidelity Overseas Fund, 441,723 shares                           13,184,752         13,622,743
           Fidelity Investments     Fidelity Europe Fund, 216,537 shares                              5,516,849          5,762,053
           Fidelity Investments     Fidelity Pacific Basin Fund, 203,960 shares                       3,121,665          2,998,217
           Fidelity Investments     Fidelity Real Estate Investment Portfolio Fund,513,774 shares     8,138,184          9,263,352
           Fidelity Investments     Fidelity Balanced Fund,113,024 shares                             1,523,109          1,591,379
           Fidelity Investments     Fidelity International Growth and Income Fund, 120,814 shares     2,241,528          2,361,904
           Fidelity Investments     Fidelity Capital Appreciation Fund, 238,697 shares                4,239,358          4,210,618
           Fidelity Investments     Fidelity Canada Fund, 24,021 shares                                 479,967            423,256
           Fidelity Investments     Fidelity Utilities Fund, 350,708 shares                           5,721,720          5,930,465
           Fidelity Investments     Fidelity Asset Manager Fund, 566,113 shares                       9,144,920          9,323,888
           Fidelity Investments     Fidelity Worldwide Fund, 616,623 shares                           8,916,039          9,489,829
           Fidelity Investments     Fidelity Stock Selection Fund, 791,638 shares                    18,640,872         18,880,564
           Fidelity Investments     Fidelity Asset Manager Growth Fund, 455,929 shares                7,247,956          7,454,442
           Fidelity Investments     Fidelity Asset Manager Income Fund, 237,980 shares                2,765,646          2,762,952
           Fidelity Investments     Fidelity Dividend Growth Fund, 2,357,572 shares                  42,904,244         47,363,618
           Fidelity Investments     Fidelity New Markets Income Fund, 457,551 shares                  5,581,030          5,929,859
           Fidelity Investments     Fidelity Global Balanced Fund, 27,352 shares                        352,049            365,417
           Fidelity Investments     Fidelity Small Capital Stock Fund, 694,141 shares                 8,999,143          9,412,554
           Fidelity Investments     Fidelity Global Bond Fund, 69,563 shares                            677,257            676,156
           Plan participants        Participant loans, interest rates varying from
                                       5.0 to 12.5 percent                                                  -          144,371,616

Note: The current values of each fund are based principally uponthe closing ---- prices of the underlying investments as reported in the New York Stock
         Exchange Transactions listing as of the lasttrading day of 1996. Current values also include interest and dividends receivable.


       *Denotes related party.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996

                                                                                                              Current
   Identity of                                    Purchase        Selling     Lease     Expense       Cost     Value     Net Gain
Party Involved       Description of Asset          Price          Price      Rental    Incurred    of Asset   of Asset   or (Loss)
--------------   -----------------------------   -----------      --------   ------    --------    --------   --------   ---------
REPORTING
CRITERION I:     Single transaction in
                 excess of five percent
                 of current value of plan
                 assets.

                 None.


REPORTING
CRITERION II:   Series of transactions in
                other than securities in
                excess of five percent of
                current value of plan assets.

                None.

REPORTING
CRITERION III:  Series of transactions in
                securities in excess of
                five percent of current
                value of  plan  assets.

Fidelity
Investments*    Interest Income Fund:
                259 Purchases                     $ 980,651,990                               $980,651,990 $980,651,990
                255 Sales                                         $ 703,217,301                703,217,301  703,217,301      -

Fidelity
Investments*   Common Stock Fund:
               254 Purchases                        124,612,243                                124,612,243  124,612,243
               255 Sales                                            234,953,695                147,251,791  234,953,695  $87,701,904

REPORTING
CRITERION IV:  Single transactions with
               a nonregulated entity in
               excess of five percent of
               current value of plan assets.

               None.